UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_______________________

Shanda Games Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

81941U105**
(CUSIP Number)

Premium Lead Company Limited
Shanda Interactive Entertainment Limited
Shanda SDG Investment Limited
8 Stevens Road
Singapore 257819
(65) 6361 0060
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:

Weiheng Chen, Esq.
Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
Unit 1001, 10/F Henley Building
5 Queen’s Road Central
Hong Kong
(852) 3972-4955
______________________

February 17, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

1	NAME OF REPORTING PERSONS Premium Lead Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 380,127,724(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 380,127,724(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,127,724 Class B (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)
representing 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited, which is in turn wholly owned by Premium Lead Company Limited.

(2)
percentage calculated based on total Class B ordinary shares outstanding as of February 17, 2014. As of February 17, 2014, 156,480,722 Class A ordinary shares and 380,127,724 Class B ordinary shares were outstanding.

(3)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 96.0% of the total voting rights as of February 17, 2014.

CUSIP No. 81941U105

1	NAME OF REPORTING PERSONS Shanda Interactive Entertainment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 380,127,724(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 380,127,724(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,127,724 Class B (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)
representing 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited, a Cayman Islands corporation.

(2)
percentage calculated based on total Class B ordinary shares outstanding as of February 17, 2014. As of February 17, 2014, 156,480,722 Class A ordinary shares and 380,127,724 Class B ordinary shares were outstanding.

(3)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 96.0% of the total voting rights as of February 17, 2014.

CUSIP No. 81941U105

1	NAME OF REPORTING PERSONS Shanda SDG Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 380,127,724(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 380,127,724(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,127,724 Class B (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)	representing 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation.

(2)
percentage calculated based on total Class B ordinary shares outstanding as of February 17, 2014. As of February 17, 2014, 156,480,722 Class A ordinary shares and 380,127,724 Class B ordinary shares were outstanding.

(3)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 96.0% of the total voting rights as of February 17, 2014.

Introduction

This Schedule 13D/A (the “Schedule 13D/A”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on January 30, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Company”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged.  Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement is being jointly filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)
Premium Lead Company Limited (“Premium Lead”), a company established under the laws of the British Virgin Islands, with its registered office at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, its principal business address at 8 Stevens Road 257819 Singapore and its principal business in investment holding;

2)
Shanda Interactive Entertainment Limited (“Shanda Interactive”) a company established under the laws of the Cayman Islands, with its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, its principal business address at 8 Stevens Road 257819 Singapore and its principal business in investment holding;

3)
Shanda SDG Investment Limited (“SDG” and together with Premium Lead and Shanda Interactive, the “Reporting Persons”), a company established under the laws of the British Virgin Islands, with its registered office at Commere House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110, its principal business address at Unit 403A, 4/F Golden Centre, 188 Des Voeux Road Central, Hong Kong and its principal business in investment holding.

SDG is the record holder of 380,127,724 Class B Ordinary Shares. All of the shares in SDG are held by Shanda Interactive. All of the shares in Shanda Interactive are held by Premium Lead. The board of directors of Premium Lead has three members, Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen. Premium Lead is owned as to 40% by Mr. Tianqiao Chen, 30% by Mr. Danian Chen and 30% by Ms. Qian Qian Chrissy Luo.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive and  Primavera Capital (Cayman) Fund I L.P. (“Primavera”, together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the Board to acquire the Company in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Company in a going private transaction at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. According to the Proposal, the Consortium Members do not intend to sell their stake in the Company to any third party. SDG may consider selling additional shares of the Company to the Consortium. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3 of the Original 13D.

On January 27, 2014, SDG and  Primavera entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Primavera agreed to purchase, 28,959,276 Class A Ordinary Shares (the “Purchase Shares”) at US$2.7625 per Class A Ordinary Share (the “Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of Purchase Shares where Primavera is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Purchase Shares where Primavera is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Purchase Price, Primavera shall pay SDG the shortfall between the Purchase Price and the Going-private Price with respect to all Purchase Shares.  Pursuant to the Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to Primavera an amount equal to the Purchase Price. The purchase and sale of the Purchase Shares was completed on February 17, 2014.

 If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Company’s obligations to file periodic report under the Exchange Act would be terminated.

Description of the Proposal, the Consortium Agreement and the Share Purchase Agreement in this Schedule 13D/A are qualified in their entirety by reference to the Proposal, the Consortium Agreement and the Share Purchase Agreement, copies of which are filed as Exhibits 7.02, 7.03 and 7.04 to the Original 13D and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D/A, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the

Consortium Members, and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

(a) – (b) As of the date hereof, Premium Lead beneficially owns 380,127,724 Class B Ordinary Shares, all of which are held of record by SDG, accounting for 100% of the total Class B Ordinary Shares and approximately 70.8% of the total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Company and representing approximately 96.0% of the total voting rights in the Company. Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen, who are the directors as well as the shareholders of Premium Lead, share voting and dispositive control over such Class B Ordinary Shares.

As of the date hereof, Shanda Interactive beneficially owns 380,127,724 Class B Ordinary Shares, all of which are held of record by SDG, accounting for 100% of the total Class B Ordinary Shares and  approximately 70.8% of the total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Company and representing approximately 96.0% of the total voting rights in the Company. Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen, who are the directors as well as the shareholders of Premium Lead, share voting and dispositive control over such Class B Ordinary Shares.

As of the date hereof, SDG beneficially owns 380,127,724 Class B Ordinary Shares, all of which are held of record by itself, accounting for 100% of the total Class B Ordinary Shares and approximately 70.8% of the total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Company and representing approximately 96.0% of the total voting rights in the Company. Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen, who are the directors as well as the shareholders of Premium Lead, share voting and dispositive control over such Class B Ordinary Shares.

In addition, pursuant to Section 13(d)(3) of the Act, Primavera and the Reporting Persons  may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by Primavera for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement dated January 30, 2014 (incorporated by reference to Exhibit 7.01 of the Original 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.02:	Proposal dated January 27, 2014 (incorporated by reference to Exhibit 7.02 of the Original 13D filed by the Reporting Persons on January 30, 2014)
Exhibit 7.03:	Consortium Agreement dated January 27, 2014 (incorporated by reference to Exhibit 7.03 of the Original 13D filed by the Reporting Persons on January 30, 2014)
Exhibit 7.04:	Share Purchase Agreement dated January 27, 2014 (incorporated by reference to Exhibit 7.04 of the Original 13D filed by the Reporting Persons on January 30, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 19, 2014

Premium Lead Company Limited

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

Shanda Interactive Entertainment Limited

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

Shanda SDG Investment Limited

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director